BoatBites Inc (the "Company") a Florida Corporation
Financial Statements (unaudited) and
Independent Accountant's Review Report
As of November 30, 2023



JOHN TESTONE JR.
TAXES & ACCOUNTING

960 James Street
2nd Floor
Syracuse, NY 13203
315.565.7520

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
BoatBites Inc.

We have reviewed the accompanying statement of financial position as of November 30, 2023 and the related notes. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying statement of financial position in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

John A Testone Jr. CPA

John A Testone Jr., CPA
Syracuse, NY
December 14, 2023

REVIEWED FINANCIAL STATEMENTS

BALANCE SHEET
As of November 30, 2023

ASSETS

ASSETS		
Cash	$	18,807
TOTAL ASSETS	$	18,807

STOCKHOLDER'S EQUITY

STOCKHOLDER'S EQUITY		
Capital Stock; 1,000,000 Shares of .01 Par Value, 1,000,000 Shares Authorized and Issued		10,000
APIC		109,910
Net Loss		(101,102)
Total Stockholder's Equity		18,807
TOTAL STOCKHOLDER'S EQUITY	$	18,807

STATEMENTS OF INCOME
As of November 30, 2023

REVENUE	$	-
EXPENSES		
General Business		1,543
Office		1,380
Marketing		94,951
Phone & Internet		526
Travel		1,582
Meals & Entertainment		764
Supplies		357
Total Expenses		101,102
NET LOSS	$	(101,102)

BOATBITES INC.
NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30TH, 2023

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

BoatBites Inc. ("the Company") was formed in Florida on July 22nd, 2023. The Company plans to earn revenue from delivery fees, sponsorship fees, advertising fees, and sales of dealerships. The Company's headquarters is in Tampa, FL. The Company's customers are located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 and 2024 to raise capital completion of our mobile application, expansion across the United States, hiring of staff, and marketing.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.
These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks
The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions

of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606," "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

None.

NOTE 6 – EQUITY

Common Stock

The Company has authorized 1,000,000 shares of common stock, $.01 par value per share. Each holder of common stock is entitled to one vote for each share of common stock held.

During the period ended November 30, 2023, the Company issued the following equity instruments:

In July 2023, the Company issued 835,000 shares of its common stock for research and development of application software and testing key markets.

In August 2023, the Company issued 50,000 shares of its common stock for research and development of application software and testing key markets.

In September 2023, the Company issued 90,000 shares of its common stock for research and development of application software and testing key markets.

In November 2023, the Company issued 25,000 shares of its common stock for research and development of application software and testing key markets.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to November 30rd, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 14, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.